UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-41115

GENENTA SCIENCE S.P.A.

(Translation of registrant’s name into English)

Via dell’Annunciata 31

20121 Milan, Italy

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This report on Form 6-K, including Exhibit 10.1, is incorporated by reference into the registrant’s registration statement on Form F-3 (File No. 333-271901).

Other Events

Sòphia High Tech Binding Offer

In addition to its current activities as a clinical-stage biotechnology company focused on the development of Temferon, the Company intends to expand as a biotech, defense, aerospace, and national security industrial consolidator focused on acquiring majority ownership of privately held Italian businesses operating in national-security regulated sectors contemplated by the Italian Golden Power legislation.

In connection with this strategic expansion, on March 25, 2026, the Company entered into a Binding Offer (the “Offer”) with Caraviello S.r.l. (“Caraviello”) and Sansone S.r.l. (“Sansone” and together with Caraviello, the “Founders”) to acquire a majority equity ownership in Sòphia High Tech S.r.l. (“Sòphia HT”). Sòphia HT is an Italian aerospace and defense engineering and manufacturing company, headquartered in Somma Vesuviana (Naples), Italy. It manufactures critical parts for Europe’s space and defense programs.

The Offer provides for an initial acquisition by the Company of 30% equity ownership in Sòphia HT in exchange for certain payments to the Founders, as well as a cash subscription in the form of a capital increase in Sòphia HT’s reserved capital. The Offer provides for an opportunity to acquire up to an aggregate of 51% equity ownership in Sòphia HT pursuant to a second tranche involving another cash subscription, subject to Sòphia HT meeting certain EBITDA performance milestones. The Offer also provides for an earnout payment to the Founders, subject to Sòphia HT meeting certain EBITDA performance milestones. The Company expects to fund a total of EUR 6.0 million, which will include a capital increase in two tranches (the second tranche being subject to EBITDA performance milestones) and certain payments to the Founders (with the second tranche being an earnout payment subject to EBITDA performance milestones). The Offer contains a 90-day exclusivity period, and if the parties have not executed transaction documentation by the end of that period, the Offer will automatically cease to be effective. The proposed transaction is subject to the Company’s confirmatory due diligence, required government approvals, and certain other conditions that are customary for a proposed transaction of this nature.

The foregoing description of the Offer does not purport to be complete and is qualified in its entirety by reference to the full text of the Offer, a copy of which is filed as Exhibit 10.1 to this Current Report on Form 6-K (this “Report”) and is incorporated by reference herein. The full text of the press release issued in connection with the announcement of the Offer is filed as Exhibit 99.1 to this Report.

Forward-Looking Statements

This Report contains forward-looking statements that involve risks and uncertainties, such as statements related to the Company’s anticipated acquisition of equity ownership in Sòphia HT. The risks and uncertainties involved include the Company’s ability to satisfy the conditions contained in the Offer, including but not limited to, confirmatory due diligence, required government approvals, and definitive transaction documentation, Sòphia HT’s ability to satisfy the applicable performance-based criteria, market conditions, and other risks detailed from time to time in the Company’s periodic reports and other filings with the SEC. You are cautioned not to place undue reliance on forward-looking statements, which are based on the Company’s current expectations and assumptions and speak only as of the date of this Report. The Company does not intend to revise or update any forward-looking statement in this Report as a result of new information, future events or otherwise, except as required by law.

SUBMITTED HEREWITH

Attached to this Report for the month of March 2026, and incorporated by reference herein, is:

Exhibit No.	Description
10.1*	Binding Offer dated March 25, 2026, between the Company, Caraviello S.r.l. and Sansone S.r.l.

99.1	Press release dated March 27, 2026, titled: “Genenta, Evolving into Saentra Forge, has signed a Binding Offer with Sòphia High Tech, an Italian Company Manufacturing Critical Parts for Europe’s Space and Defense Programs.”

* Certain portions of this exhibit (indicated with “[***]”) have been redacted in accordance with Item 601(b)(10)(iv).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GENENTA SCIENCE S.P.A.

By:	/s/ Pierluigi Paracchi
Name:	Pierluigi Paracchi
Title:	Chief Executive Officer

Dated: March 27, 2026